06006373

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~42533~~ 8-49874

SEC MAIL PROCESSING RECEIVED MAR 30 2006 WASH, D.C. 209 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clayton, Dunning & Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lau — (212)480-3220
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

BEST AVAILABLE COPY

PROCESSED JUN 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Robert Lau**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Clayton, Dunning & Company, Inc.**, as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert C Lau
Signature

Chairman & Chief Financial Officer
Title

Notary Public

Gary J. Mair
My Commission DD279552
Expires January 23, 2008

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d)
And Independent Auditor's Report

CLAYTON, DUNNING & COMPANY, INC.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

CLAYTON, DUNNING & COMPANY, INC.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	13,362
Commissions receivable		72,313
Deposits with clearing organization		100,000
Other assets		14,149
Equipment		23,503
Deposits		33,682
Total assets	$	257,009

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	9,982
Commissions payable		49,324
Due to related party		14,717
Other payable		5,479
Total liabilities		79,502
Stockholder's equity		
Common stock, no par value; authorized 1,000 shares 100 shares issued and outstanding		10
Additional paid-in capital		772,698
Accumulated deficit		(595,201)
Total stockholder's equity		177,507
Total liabilities and stockholder's equity	$	257,009

See accompanying notes to financial statements